Exhibit 99.1

CNFinance Third Quarter 2018 Unaudited Financial Results

GUANGZHOU, China, December 17, 2018 /PRNewswire/ — CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Operational Highlights

•	Total loan origination volume[1] was RMB2.6 billion during the third quarter of 2018.

•	Total outstanding loan principal[2] remained relatively stable at RMB17.7 billion as of September 30, 2018, compared to RMB16.7 billion as of December 31, 2017.

•	Total number of active borrowers[3] was 29,864 as of September 30, 2018.

•	Total number of transactions[4] was 4,771 during the third quarter of 2018.

Third Quarter 2018 Financial Highlights

•	Total interest and fees income was RMB1,116.1 million (US$162.5 million) in the third quarter of 2018, representing an increase of 18.6% from RMB940.8 million in the same period of 2017.

•	Net income was RMB234.9 million (US$34.2 million) in the third quarter of 2018, representing an increase of 105.3% from RMB114.4 million in the same period of 2017.

•

Basic and diluted earnings per ADS were RMB3.80 (US$0.55) and RMB3.40 (US$0.50), respectively, in the third quarter of 2018, as compared to RMB1.80 and RMB1.80, respectively, in the same period of 2017.

Mr. Bin Zhai, Chairman and Chief Executive Officer of CNFinance, commented, “I am pleased to report solid financial results in the third quarter of 2018, which is also our first quarter as a public company. Our listing on the NYSE last month was a significant milestone in our corporate history of which we are all very proud. We strategically decreased the pace of our expansion plans during this quarter due to an uncertain macro-economic environment and fluctuations in the Chinese real estate market which may adversely impact our target borrowers. Our focus right now is on strengthening our risk controls while striking a balance between our business growth and loan quality. In particular, we have been devoting resources towards strengthening our risk assessment capabilities and implementing a more selective loan approval process which is already yielding solid results with a lower loan-to-value (LTV) ratio during the quarter. We will continue to cooperate with our trust company partners and other funding partners to optimize the capital structure and diversify our funding sources. We remain committed to providing better services to our micro- and small-enterprise owners in China and to generating sustainable growth over a long-term.”

[1]	Refers to the total amount of loans CNFinance originated during the relevant period.
[2]	Refers to the total amount of loans outstanding for loans CNFinance at the end of the relevant period.
[3]	Refers to borrowers with outstanding loan principal of home equity loans as at the end of a specific period.
[4]	Refers to the total number of loans CNFinance originated during the relevant period.

Third Quarter 2018 Financial Results

Total interest and fees income for the third quarter of 2018 increased by 18.6% to RMB1,116.1 million (US$162.5 million) from RMB940.8 million in the same period of 2017, primarily due to an increase in interest and financing service fees and in the size of outstanding loan principal.

Interest and financing service fee on loans increased by 18.3% to RMB1,112.0 million (US$161.9 million) for the third quarter of 2018 from RMB939.8 million in the same period of 2017, primarily due to a substantial increase in the Company’s daily average outstanding loan principal from RMB 13.6 billion in the third quarter of 2017 to RMB 18.1 billion in the same period in 2018.

Interest on deposits with banks increased by 310.0% to RMB 4.1 million (US$0.6 million) for the third quarter of 2018 from RMB1.0 million in the same period of 2017, primarily due to a substantial increase in the amount of average daily bank deposits due to expansion of our business.

Total interest expenses increased by 29.0% to RMB521.5 million (US$75.9 million) for the third quarter of 2018 from RMB404.3 million in the same period of 2017, primarily due to a substantial increase in interest-bearing borrowings the Company obtained from different funding sources.

Interest expense on interest-bearing borrowings increased by 29.9% to RMB518.6 million (US$75.5 million) for the third quarter of 2018 from RMB399.2 million in the same period of 2017, primarily due to a substantial increase in capital demand. The outstanding balance of interest-bearing borrowings increased to RMB16.2 billion as of September 30, 2018 from RMB14.2 billion as of September 30, 2017.

Interest expense on amounts due to related parties decreased by 43.1% to RMB2.9 million (US$0.4 million) for the third quarter of 2018 from RMB5.1 million in the same period of 2017. The interest expense on amounts due to related parties incurred in the third quarter of 2017 was due to the interest expense paid to Fanhua, Inc. for a related-party loan, which was fully repaid by the end of 2017. Interest expense on amounts due to related parties incurred in the third quarter of 2018 was due to financing costs associated with the China Foreign Economy and Trade Trust Co., Ltd (FOTIC) and its subsidiaries’ subscriptions to Jinghua Structure Fund 27’s senior units.

Net interest and fees income increased by 10.8% to RMB 594.6 million (US$86.6 million) for the third quarter of 2018 from RMB536.5 million in the same period of 2017.

Provision for credit losses increased by 3.2% to RMB86.7 million (US$12.6 million) for the third quarter of 2018 from RMB84.0 million in the same period of 2017.

Total non-interest revenue was RMB0.1 million (US$0.01 million) for the third quarter of 2018, compared to a loss amounted to RMB2.3 million in the same period of 2017.

Total operating expenses decreased by 24.3% to RMB190.6 million (US$27.8 million) for the third quarter of 2018, compared with RMB251.9 million in the same period of 2017.

Employee compensation and benefits decreased by 30.8% to RMB114.9 million (US$16.7 million) for the third quarter of 2018 from RMB166.0 million in the same period of 2017, primarily due to a decrease in the number of employees and lower commissions paid.

Share-based compensation expense decreased by 78.3% to RMB9.9 million (US$1.4 million) for the third quarter of 2018 from RMB45.7 million in the same period of 2017. Approximately 60% of the option grants vested during 2017 with an additional 20% to become vested during 2018. Therefore, compensation cost for 60% of the option grants was recognized over its one-year requisite service period, while compensation cost for 20% of the option grants was recognized over its two-year requisite service period under front loading approach.

Taxes and surcharges increased by 112.7% to RMB21.7 million (US$3.2 million) for the third quarter of 2018 from RMB10.2 million in the same period of 2017, primarily due to the following factors:

•

Surcharges of value-added tax (VAT) increased from RMB1.5 million in the third quarter of 2017 to RMB6.2 million (US$0.9 million) in the same period in 2018, primarily attributable to business expansion.

•

Non-deductible VAT increased from RMB8.8 million in the third quarter of 2017 to RMB15.6 million (US$2.3 million) in the same period in 2018, primarily attributable to the “service fee charged to trust plans,” which is a non-deductible item. According to the current regulations in China, “service fees charged to trust plans” records a 6% VAT on service fees charged to trust plans on the subsidiary level and cannot be recorded as costs on a consolidated basis.

Other expenses increased by 57.2% to RMB26.1 million (US$3.8 million) for the third quarter of 2018 from RMB16.6 million in the same period of 2017, primarily due to the increase in consulting fee incurred during the ordinary course of business, which was RMB2.1 million in the third quarter of 2017 and RMB11.8 million (US$1.7 million) in the same period in 2018.

Income tax expenses decreased by 2.4% to RMB82 million (US$11.94 million) for the third quarter of 2018 from RMB84 million in the same period of 2017, primarily due to the corporate income tax paid for the disposal of subsidiaries in the third quarter of 2017.

Net income increased by 105.3% to RMB234.9 million (US$34.2million) for the third quarter of 2018 from RMB114.4 million in the same period of 2017.

Basic and diluted earnings per ADS were RMB3.80 (US$0.55) and RMB3.40 (US$0.50), respectively, compared to RMB1.80 and RMB1.80, respectively, in the same period of 2017. One ADS represents 20 ordinary shares.

As of September 30, 2018, the Company had cash and cash equivalents of RMB1.7 billion (US$249.2 million), compared with RMB1.2 billion as of December 31, 2017.

The delinquency ratio for loans originated by the Company, which represents total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as a percentage of the outstanding loan principal as of the date, increased from 4.28% as of September 30, 2017 to 12.07% as of September 30, 2018, which was a result of a more sophisticated and rigorously regulated market, which resulted in our more prudent and disciplined collection efforts with a longer loan collection process.

Business Outlook

For the fourth quarter of 2018, based on the information available as of the date of this press release, we expect net income to be between RMB130 million and RMB180 million.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 28, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 28, 2018, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company) is a leading home equity loan service provider in China. CNFinance facilitates loans by connecting micro- and small-enterprise (“MSE”) owners with its funding partners. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitates are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

	December 31, 2017	September 30, 2018
	RMB	RMB	US$
Assets

Cash and cash equivalents	1,190,360,385	1,711,777,877	249,239,644
Loans principal, interest and financing service fee receivables (net of allowance of RMB440,336,086 and RMB744,252,757 as of December 31, 2017 and September 30, 2018, respectively)	16,261,167,957	17,036,189,915	2,480,516,878
Available-for-sale investments	360,187,885	421,374,839	61,353,355
Property and equipment	22,467,900	22,578,794	3,287,536
Intangible assets and goodwill	3,342,463	3,558,024	518,058
Deferred tax assets	112,529,947	187,870,899	27,354,528
Deposits	150,325,225	187,254,642	27,264,799
Other assets	115,483,728	125,188,254	18,227,759

Total assets	18,215,865,490	19,695,793,244	2,867,762,557

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	3,512,114,961	4,064,522,045	591,805,772
Other borrowings	12,195,821,217	12,094,450,589	1,760,985,817
Accrued employee benefits	68,827,798	49,612,898	7,223,777
Amounts due to related parties	—	126,272,031	18,385,561
Income tax payable	383,338,483	610,725,762	88,923,378
Deferred tax liabilities	776,971	1,086,210	158,155
Other liabilities	223,737,268	213,946,139	31,151,156

Total liabilities	16,384,616,698	17,160,615,674	2,498,633,616

Ordinary shares (3,800,000,000 shares authorized, 1 share with HKD0.0001 as par value and 1,230,434,040 shares with USD0.0001 as par value issued as of December 31, 2017 and September 30, 2018, respectively)	—	819,211	119,279
Additional paid-in capital	569,125,240	598,092,405	87,083,926
Retained earnings	1,266,592,996	1,939,439,365	282,387,794
Accumulated other comprehensive losses	(4,469,444)	(3,173,411)	(462,058)

Total shareholders’ equity	1,831,248,792	2,535,177,570	369,128,941

Total liabilities and shareholders’ equity	18,215,865,490	19,695,793,244	2,867,762,557

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

	Three months ended September 30
	2017	2018	2018
	RMB	RMB	US$
Interest and fees income

Interest and financing service fee on loans	939,824,863	1,112,028,257	161,914,423
Interest on deposits with banks	983,446	4,087,843	595,201

Total interest and fees income	940,808,309	1,116,116,100	162,509,624

Interest expense
Interest expense on interest-bearing borrowings	(399,176,984)	(518,629,842)	(75,513,955)
Interest expense on amounts due to related parties	(5,102,000)	(2,907,586)	(423,353)

Total interest expense	(404,278,984)	(521,537,428)	(75,937,308)

Net interest and fees income	536,529,325	594,578,672	86,572,316
Provision for credit losses	(84,011,721)	(86,672,968)	(12,619,826)

Net interest and fees income after provision for credit losses	452,517,604	507,905,704	73,952,490

Realized (losses)/gains on sales of investments, net	(15,306,592)	184,986	26,934
Other revenue, net	12,983,821	(113,534)	(16,531)

Total non-interest revenue	(2,322,771)	71,452	10,403

Operating expenses
Employee compensation and benefits	(166,038,674)	(114,932,677)	(16,734,519)
Share-based compensation expense	(45,672,442)	(9,928,792)	(1,445,660)
Taxes and surcharges	(10,212,798)	(21,733,792)	(3,164,501)
Rental and property management expenses	(13,470,673)	(15,284,929)	(2,225,528)
Offering expenses	—	(2,652,514)	(386,213)
Other expenses	(16,554,559)	(26,098,020)	(3,799,945)

Total operating expenses	(251,949,146)	(190,630,724)	(27,756,366)

Income before income tax	198,245,687	317,346,432	46,206,527
Income tax expense	(83,886,981)	(82,493,732)	(12,011,318)

Net income	114,358,706	234,852,700	34,195,209

Earnings per share
Basic	0.09	0.19	0.03
Diluted	0.09	0.17	0.03
Earnings per ADS(1 ADS equals 20 ordinary shares)
Basic	1.80	3.80	0.55
Diluted	1.80	3.40	0.50

Other comprehensive income
Net unrealized gains on available-for-sale investments	12,848,473	528,814	76,997
Foreign currency translation adjustment	475,516	211,993	30,867

Comprehensive income	127,682,695	235,593,507	34,303,073